

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III   FEB 29 2008

Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires·	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 47802



08027163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2007___ AND ENDING ___December 31, 2007___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comstock Partners, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9430 Readcrest Drive
                                                        (No. and Street)

Beverly Hills   90210
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey L. Balash   (310) 278-6444
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
                        (Name – if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Jeffrey L. Balash___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Comstock Partners, LLC___ , as of ___December 31___ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___

State of ___California___
County of ___Los Angeles___
Subscribed and sworn (or affirmed) to before me this _26th_ day of _February_, _2008_

___
Notary Public

___
Signature:

___
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Independent Auditor's Report

Board of Directors
Comstock Partners, LLC:

We have audited the accompanying statement of financial condition of Comstock Partners, LLC (the Company) as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comstock Partners, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2008

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Comstock Partners, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	63,622
Investments, at estimated fair value		78,075
Property and equipment, net		87,429
Prepaid expense		534
Total assets	$	**229,660**

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	27,054
Income tax payable		900
Total liabilities		27,954
Members' equity		201,706
Total liabilities and members' equity	$	**229,660**

The accompanying notes are an integral part of these financial statements.

Comstock Partners, LLC
Statement of Income
For the Year Ended December 31, 2007

Revenues

Fee based income	$	156,916
Realized gains (losses)		170,074
Interest and dividend income		1,679
Other income		43,525
Total revenues		372,194

Expenses

Professional fees	147,151
Communications	7,230
Interest	4,845
Other operating expenses	241,962
Reimbursed expenses	(38,345)
Total expenses	362,843
Net income (loss) before income tax provision	9,351
Income tax provision	1,700
Net income (loss)	$ 7,651

Comstock Partners, LLC
Statement of Changes in Members' equity
For the Year Ended December 31, 2007

	Members' Investment Balance	Unrealized gains (losses) on Investments, at Estimated Fair Value	Total	Comprehensive Income(Loss)
Balance at December 31, 2006	$ 456,552	$ (26,025)	$ 430,527	
Members' contributions	118,000	–	118,000	
Members' distributions	(353,079)	–	(353,079)	
Unrealized gains (losses) on investments, at estimated fair value	–	(1,393)	(1,393)	$ (1,393)
Net income (loss)	7,651	–	7,651	7,651
Balance at December 31, 2007	$ 229,124	$ (27,418)	$ 201,706	$ 6,258

The accompanying notes are an integral part of these financial statements.

Comstock Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:

Net income (loss)		$ 7,651
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 8,986	
Realized (gain)loss on sale of investments	(170,074)	
(Increase) decrease in:		
Prepaid expense	(534)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(9,556)	
Total adjustments		(171,178)
Net cash and cash equivalents provided by (used in) operating activities		(163,527)

Cash flows from investing activities:

Proceeds from sale of investments	243,071	
Net cash and cash equivalents provided by (used in) investing activities		243,071

Cash flows from financing activities:

Members' contributions	118,000	
Members' distributions	(353,079)	
Net cash and cash equivalents provided by (used in) financing activities		(235,079)
Net increase (decrease) in cash and cash equivalents		(155,535)
Cash and cash equivalents at beginning of year		219,157
Cash and cash equivalents at end of year		$ 63,622

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$	4,845
Income taxes	$	1,700

Supplemental disclosure of non-cash investing and financing transactions:

The Company reclassified $5,695 from unrealized gains on investments, at estimated fair value in other comprehensive income to the income statement, for investments which were sold. The remaining assets were marked to market for $4,303.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Comstock Partners, LLC (the "Company"), was formed on April 6, 1995, in the State of California as a limited liability company, and subsequently converted to a Nevada LLC on May 15, 1998. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to provide financial and business advisory services including investment advisory and private placement services to corporations, financial institutions and other businesses. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Property and equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of five (5) to thirty - nine (39) years by the straight-line method.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's investments in marketable equity and debt securities are classified as "available for sale." Available for sale securities are recorded at fair value in investments, at estimated fair value on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Marketable securities are valued at market value. Securities not readily marketable are estimated by management, to approximate fair value, based on the financial information provided by independent fund managers. If pertinent information regarding not readily marketable securities are unavailable, management valued these securities at cost.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Note 2: INVESTMENTS, AT ESTIMATED FAIR VALUE

The investments, at estimated fair value, represent investments in marketable securities. The Company considers these investments as "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.*

The investments, at estimated fair value consisted of the following at December 31, 2007:

Readily marketable securities	$ 78.075

Readily marketable securities consist of corporate stocks and publicly traded mutual funds at their fair market value. The Company included $4,303 in unrealized gains on these investments in comprehensive income at December 31, 2007.

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

Office equipment	$	14,256
Furniture & fixtures		40,687
Office improvement		79,213
		134,156
Less accumulated depreciation		(46,727)
Property and equipment, net	$	87,429

For the year ended December 31, 2007, depreciation expense was $8,986.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is a Nevada LLC doing business in California. The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2007, the Company recorded gross receipts fee of $900, and the minimum limited liability company income tax of $800 for a total tax provision of $1,700.

Note 5: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended December 31, 2007, cash balances held in the financial institution were in excess of the FDIC's insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 7:   NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $97,271, which was $92,271 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($27,954) to net capital was 0.29 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 8:   RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $6,169 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 103,440
Adjustments:		
Members' equity	$ (49,725)	
Non allowable assets	43.556	
Total adjustments		(6,169)
Net capital per audited statements		$ 97,271


Comstock Partners, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007


Computation of net capital

Members' equity		$ 201,706
Less: Non-allowable assets		
Prepaid expense	$ (534)	
Property and equipment, net	(87,429)	
Total adjustments		(87,963)
Net capital before haircuts and undue concentration		113,743
Less: Haircuts and undue concentration		
Haircuts on securities and mutual funds	(10,961)	
Undue concentration	(5,511)	
Total adjustments		(16,472)
Net capital		97,271

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,864	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 92,271
Ratio of aggregate indebtedness to net capital	0.29: 1	

There was a $6,169 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007. See Note 8.


See independent auditor's report.


Comstock Partners, LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirement is not applicable to Comstock Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Comstock Partners, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to Comstock Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Comstock Partners, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Comstock Partners, LLC:

In planning and performing our audit of the financial statements of Comstock Partners, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2008

